Exhibit 3.19

The following articles of organization are compiled from the official articles of organization and subsequent amendments.

FILED - Oklahoma Secretary of State #3512173991 03/27/2008 16:17

ARTICLES OF ORGANIZATION

OF

SEMMEXICO, L.L.C.

an Oklahoma Limited Liability Company

ARTICLE I

The name of the limited liability company (the “Company”) is:

SemMexico, L.L.C.

ARTICLE II

The Company shall have a perpetual term of existence.

ARTICLE III

The street address of the Company’s principal place of business in the State of Oklahoma is 6120 South Yale, Suite 1500, Tulsa, Oklahoma 74136.

ARTICLE IV

The name and street address of the Company’s resident agent and registered office in the State of Oklahoma is The Corporation Company, 1833 S Morgan Rd., Oklahoma City, Oklahoma 73128.

IN WITNESS WHEREOF, these Articles of Organization have been executed by the undersigned on the 27th day of March, 2008.

/s/ Matthew T. Crook
Matthew T. Crook

03/27/2008 03:57 PM OKLAHOMA SECRETARY OF STATE